As filed with the Securities and Exchange Commission on May 24, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Voya Global Equity Dividend and Premium Opportunity Fund

(Name of Subject Company (issuer))

Voya Global Equity Dividend and Premium Opportunity Fund

(Name of Filing Person (offeror))

Common Shares

$0.01 par value

(Title of Class of Securities)

92912T100

(CUSIP Number of Class of Securities)

Huey P. Falgout, Jr., Esq.

Voya Investments, LLC

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, Arizona 85258

(800) 992-0180

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Elizabeth J. Reza

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$88,755,882(a)	$9,684(b)

(a)

Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase price to be paid for 14,246,530 shares in the offer, based upon a price of $6.23 (98% of the net asset value per share of $6.36 on April 16, 2021).

(b)	Calculated at $109.10 per $1,000,000 of the Transaction Valuation.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $9,527.84	Filing Party: Voya Global Equity Dividend and Premium Opportunity Fund
Form or Registration No.: Schedule TO	Date Filed: April 19, 2021

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

ITEMS 1 THROUGH 9 AND ITEM 11

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Statement”) initially filed by Voya Global Equity Dividend and Premium Opportunity Fund, a Delaware statutory trust (the “Fund”), on April 19, 2021 relating to the Fund’s offer to purchase for cash up to 15% of its outstanding common shares of beneficial interest (the “Offer”), for cash at a price per share equal to 98% of the Fund’s net asset value per share as of the close of regular trading session on the New York Stock Exchange (“NYSE”) on May 25, 2021, upon the terms and subject to the conditions contained in the Offer to Purchase dated April 19, 2021 and the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Statement filed on April 19, 2021.

Filed herewith as Exhibit (a)(5)(ii) and incorporated by reference is a copy of the press release issued by the Fund dated May 24, 2021, announcing the preliminary results of the Offer.

ITEM 10. FINANCIAL STATEMENTS

(a) The information in the Offer to Purchase in Section 7 (“Selected Financial Information”) is incorporated herein by reference.

(b) Not applicable.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated April 19, 2021.(2)

(a)(1)(ii)	Form of Letter of Transmittal.(2)

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(2)

(a)(1)(iv)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(2)

(a)(1)(v)	Form of Notice of Withdrawal.(2)

(a)(1)(vi)	Form of Letter to Shareholders.(2)

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Press Release issued on February 22, 2021.(1)

(a)(5)(i)	Press Release issued on April 19, 2021.(2)

(a)(5)(ii)	Press Release issued on May 24, 2021.

(b)	None.

(d)	None.

(e)	None.

(g)	None.

(h)	None.

(1)	Previously filed on Schedule TO-C via EDGAR on February 22, 2021.
(2)	Previously filed on Schedule TO-I via EDGAR on April 19, 2021.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VOYA GLOBAL EQUITY DIVIDEND AND PREMIUM OPPORTUNITY FUND

By:	/s/ Dina Santoro
	Name:	Dina Santoro
	Title:	President

Dated: May 24, 2021

EXHIBIT INDEX

(a)(5)(ii)	Press Release issued on May 24, 2021.